December 19, 2013

Via Edgar and Federal Express

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Range Resources Corporation

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 27, 2013

Response Letter Dated October 2, 2013

File No. 1-12209

Dear Mr. Skinner:

On December 6, 2013, Range Resources Corporation (“we” or the “Company”), received further comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to the above referenced Form 10-K and our 8-K filed on February 27, 2013. We respectfully submit the following responses to your inquiry. For your convenience, each response is prefaced by the exact text of the Staff’s comment in the italicized text.

Form 10-K for the Fiscal Year ended December 31, 2012

Note 11—Derivative Activities, page F-25

Derivative Fair Value Income, page F-26

Inquiry:

1.	We note your response to prior comment number 1 from our letter dated September 19, 2013. Please identify the specific provisions of the relevant authoritative literature that support the separate disclosure of the realized and unrealized gains/ losses on derivative instruments for which hedge accounting is not applied. As a part of your response, explain to us why the measure of unrealized gains/ losses that you have presented is an amount calculated in accordance with U.S. GAAP. In connection with this, explain how you have taken into consideration the fact that the line item “Change in fair value of derivatives that do not qualify for hedge accounting” includes both changes attributable to the current period on derivative instruments held at period end and the reversal of previously recognized gains/ losses on derivative instruments settled during the period.

Range Resources Corporation      100 Throckmorton Street, Suite 1200       Fort Worth, Texas 76102      Tel: 817.870.2601      Fax: 817.869.9100

Response:

We acknowledge the Staff’s comment. As we indicated in our initial response letter to the Staff dated October 2, 2013, there is no specific guidance in FASB ASC 815 that prohibits the presentation of the detailed components of derivative fair value income or loss in the footnotes to the financial statements. We elected to provide this information to the readers of our financial statements to provide useful information about the detailed components of derivative fair income or loss. The mark-to-market component (or the non-cash portion) of derivative fair value income or loss can be a very significant component of this statement of operations category and, while readers of our financial statements are able to determine this amount by referring to the cash flow statement, we have in the past elected to provide this information in the footnotes as well. However, in light of the Staff’s comment, in future filings we will not include the detailed components of derivative fair value income or loss within our footnotes.

Inquiry:

2.	In view of our question regarding the support under GAAP for your separate presentation of realized and unrealized gains and losses, explain to us your basis for concluding the following presentations are appropriate:

•	The line item “Mark-to-market on natural gas and oil derivatives not designated as hedges (gain) loss” in your consolidated statements of cash flows;

•	Disaggregated presentation of realized and unrealized gains/ losses in the notes to your consolidated financial statements;

•	Separate presentation and discussion of realized and unrealized gains/ losses on derivatives in tabular information provided in your MD&A; and,

•	The line item “Change in mark-to-market on unrealized derivatives gain (loss)” in the non-GAAP measures presented in your Form 8-K filed February 27, 2013.

As part of your response to these points, explain to us why you believe presentations based solely on net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Response:

We acknowledge the Staff’s comment. In light of the Staff’s comments, we will make the following changes in each respective section within our future filings:

•	The line item “Mark-to-market on natural gas and oil derivatives not designated as hedges (gain) loss” in your consolidated statements of cash flows

On the consolidated statements of cash flows, we will change the line item “Mark-to-market on natural gas and oil derivatives not designated as hedges (gain) loss” to be labeled “Change in fair value for derivatives not designated as hedges.” We will also change the line item “Unrealized derivative loss (gain)” to be labeled “Change in fair value for hedging ineffectiveness.”

•	Disaggregated presentation of realized and unrealized gains/ losses in the notes to your consolidated financial statements

As stated in our response to question 1 above, we will remove the footnote section entitled “Derivative fair value income” within the Derivative Activities, Footnote 11.

•	Separate presentation and discussion of realized and unrealized gains/ losses on derivatives in tabular information provided in your MD&A

Range Resources Corporation      100 Throckmorton Street, Suite 1200       Fort Worth, Texas 76102      Tel: 817.870.2601      Fax: 817.869.9100

Consistent with our response to question 1 above, the mark-to-market component (or the non-cash portion) of derivative fair value income or loss can be a very significant component of this statement of operations category and, while readers of our financial statements are able to determine this amount by referring to the cash flow statement, we have in the past elected to provide this information in the footnotes as well. In light of the Staff’s comment, we propose, in future filings, to provide the following table and the footnote to the table, in place of the derivative fair value income table presented on page 42 of our 2012 Form 10-K:

The following table presents information about the components of derivative fair value income for each of the years in the three-year period ended December 31, 2012 (in thousands):

	2012	2011	2010
Settlements received on derivative contracts, net	$38,700	$22,142	$51,333
Change in fair value for derivatives not designated as hedges[1]	5,958	15,762	(2,086)
Change in fair value for hedging ineffectiveness	(3,221)	2,183	2,387

Derivative fair value income	$41,437	$40,087	$51,634

•	The line item “Change in mark-to-market on unrealized derivatives gain (loss)” in the non-GAAP measures presented in your Form 8-K filed February 27, 2013

As this line is consistent with the consolidated statement of cash flows line item, we will change the item from “Change in mark-to-market on unrealized derivatives gain (loss)” to “Change in fair value for derivatives not designated as hedges.”

Form 8-K filed February 27, 2013

Inquiry:

3.	The highlight section of the material provided in Exhibit 99.1 includes a presentation of non-GAAP cash flow per share. Please note that non-GAAP liquidity measures, such as cash flow, should not be presented on a per share basis in documents filed or furnished with the Commission, consistent with the Accounting Series Release no. 142. See Compliance and Disclosure Interpretation 102.05.

Response:

We acknowledge the Staff’s comment. In future documents furnished or filed with the SEC, we will not include the presentation of non-GAAP cash flow per share.

[1]	Change in fair value for derivatives not designated as hedges includes both changes attributable to the current period on derivative instruments held at the end of the period and the reversal of previously recognized gains or losses on derivative instruments settled during the period.

Range Resources Corporation      100 Throckmorton Street, Suite 1200       Fort Worth, Texas 76102      Tel: 817.870.2601      Fax: 817.869.9100

In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (817) 869-4224 if you have any additional questions or comments.

Sincerely,

/s/ Roger S. Manny
Roger S. Manny
Executive Vice President and Chief Financial Officer

Cc:	Jeffrey Ventura, Chief Executive Officer

David P. Poole, Senior Vice President and General Counsel

Stephen M. Gill – Vinson & Elkins LLP

Lily Dang – United States Securities and Exchange Commission

John Cannarella – United States Securities and Exchange Commission

Range Resources Corporation      100 Throckmorton Street, Suite 1200       Fort Worth, Texas 76102      Tel: 817.870.2601      Fax: 817.869.9100

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